OICco Acquisition I, Inc.

4412 8th ST. SW . Vero Beach, FL 32968 . Phone:(772) 584-3308

June 4, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

www.sec.gov

Re:

OICco Acquisition I, Inc

Item 4.01 Form 8K Dated May 24, 2013

File No.001-35415

Dear, Mr. Hult,

We have reviewed the comment letter provided by your office and have made the following changes to the Form 8K filed dated and filed on May 24, 2013 per SEC comments.

Under the General Section:

1.

We have corrected the date of the earliest event reported to May 17, 2013.

2.

We have included the letter from our former accountant under Exhibit 16: on our amended Form 8K/A dated May 31, 2013 filed on June 3, 2013.

Company acknowledgment:

•

the company is responsible for the adequacy of the disclosure in the filing.

•

Staff comments or changes to the disclosures in response to staff comments do not foreclose the commission from taking any action with respect to the filing and

•

The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Regards,

/s/ Miguel Dotres

Miguel Dotres

OICco Acquisition I, Inc